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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Satzinger 212-771-1283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Derek Satzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Capital Group, LLC, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

KRISTINA WALL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WA6258817
Qualified In New York County
My Commission Expires 04-02-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
Mason Capital Group, LLC
New York, New York

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Mason Capital Group, LLC (the "Broker-Dealer") as of June 30, 2018. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2015.

New York, New York
August 17, 2018

Mason Capital Group, LLC

Statement of Financial Condition

June 30, 2018		
Assets		
Cash	$	210,491
Prepaid expenses		739
Total Assets	**$**	**211,230**
Liabilities and Member's Equity		
Liabilities		
Due to Mason Capital Holdings, L.P.		6,982
Total Liabilities		**6,982**
Member's Equity		204,248
Total Liabilities and Member's Equity	**$**	**211,230**

See accompanying notes to financial statements.

1. Business

Mason Capital Group, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Mason Capital Holdings L.P. ("Member") is the sole member of the Company. The Company was formed for the sole purpose of facilitating the marketing of related party investment vehicles managed by Mason Capital Management, LLC ("MCM"), a related party, wholly owned by the Member.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of gains (losses), income and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Revenue Recognition

Revenue and expenses are recorded on an accrual basis. The Company records revenue based on a cost plus arrangement with its Member, whereby the Company receives a fee equal to 115 % of its expenses. The revenue is recorded monthly based on the expenses incurred for that month.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as the Company as a single member limited liability company is a disregarded entity for income tax purposes and files a consolidated return with the Member.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Income. As of June 30, 2018, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, to clarify whether certain items should be categorized as operating, investing or financing in the statement of cash flows. The amendments in the ASU provide guidance on eight issues. The new standard is effective for the Company's fiscal year ending June 30, 2019. Early adoption is permitted. The Company does not anticipate that the adoption of ASU 2016-15 will have a material impact on its financial statements.

3. Related Party Transactions

All revenue and expense transactions are a result of activity with the Member.

As described in Note 1, the Company was formed for the sole purpose of supporting the fundraising activities related to private investment funds controlled by MCM.

The Company and the Member are parties to an expense sharing agreement, whereby the parties have determined how revenue will be earned by the Company, as well as the terms of costs and expenses allocated to the Company to reimburse the Member for providing support to the Company. The agreement calls for the Member to provide the use of personnel, office space, and equipment; as well as be responsible for any and all administrative expenses to support the operations of the Company. In return the parties have agreed that the Member be reimbursed in accordance with the terms set forth in the expense sharing agreement. As of June 30, 2018, $6,982 is due to the Member relating to amounts pursuant to the expense sharing arrangement.

The costs and expenses allocated are monitored by the parties and from time to time amended as deemed appropriate by the parties.

4. Net Capital Requirement

Under the "Uniform Net Capital Rule" of the SEC, the Company is required to maintain regulatory net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, as defined, shall not exceed 15 to 1. While regulatory net capital and aggregate indebtedness may change from day to day, at June 30, 2018, the Company's regulatory net capital of $203,509 exceeded minimum requirements by $198,509 and the ratio of aggregate indebtedness to regulatory net capital was 3.43% to 1.

5. Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

6. Liquidity

The Company is dependent upon the Member for support to continue their operations. The Member has provided for a cost-plus arrangement to be used to fund operations and has agreed to provide the necessary financial support of the Company through and including August 17, 2019.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through August 17, 2018, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Mason Capital Group, LLC

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